AB 3/16

PUBLIC

*AB 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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12014177

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8- 34918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MEESCHAERT CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 MADISON AVENUE, 23RD FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES
(Name – *if individual, state last, first, middle name*)

29 BROADWAY	NEW YORK	NY	10006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/14/12

OATH OR AFFIRMATION

I, GREGORI A. VOLOKHINE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MEESCHAERT CAPITAL MARKETS, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

SUSANNE J. LIEU
Notary Public, State of New York
No. 02LI6048729
Qualified in New York County
Commission Expires October 2, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
MEESCHAERT CORPORATION)

Statement of Financial Condition
Pursuant to Rule 17a-5
of the Securities and
Exchange Commission

December 31, 2011

PKF

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
MEESCHAERT CORPORATION)

Statement of Financial Condition
Pursuant to Rule 17a-5
of the Securities and
Exchange Commission

December 31, 2011

PKF
O'CONNOR
DAVIES

PKF

Independent Auditors' Report

The Board of Directors and Members
Meeschaert Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Meeschaert Capital Markets, Inc. (the Company), a wholly-owned subsidiary of Meeschaert Corporation, as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Meeschaert Capital Markets, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

PKF O'Connor Davies
New York, New York
February 27, 2012

29 Broadway, New York, NY 10006 | Tel: 212.867.8000 | Fax: 212.687.4346 | Email: info@pkfny.com | www.pkfny.com

Meeschaert Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Meeschaert Corporation)

Statement of Financial Condition
December 31, 2011

ASSETS	
Cash and cash equivalents	$ 105,627
Receivable from broker	54,480
Due from Meeschaert Financial Services, LLC	3,720
Prepaid expenses	7,204
Prepaid income taxes	1,444
Furniture and equipment, at cost, net of accumulated depreciation of $154,288	59,477
Total Assets	$ 231,952
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	59,799
Due to Meeschaert Corporation	44,723
Total Liabilities	104,522
Stockholder's Equity	
Preferred stock, 20,000 shares authorized with no par value	-
Common stock, 100,000 shares authorized with $1 par value, 100 shares issued and outstanding	100
Additional paid-in capital	1,066,875
Retained earnings (deficit)	(939,545)
Total Stockholder's Equity	127,430
Total Liabilities and Stockholder's Equity	$ 231,952

See notes to statement of financial condition

Meeschaert Capital Markets, Inc.
(A Wholly-Owned Subsidiary of
Meeschaert Corporation)

Notes to Statement of Financial Condition
December 31, 2011

1. Organization and Operation

Meeschaert Capital Markets, Inc. (the "Company") is incorporated under the laws of the State of Texas and is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer.

The majority of the Company's business is dependent upon a small number of customers in France. Effective in November 2007, the Company became a wholly-owned subsidiary of Meeschaert Corporation (the "Parent").

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash Equivalents

The Company considers all highly liquid investment instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Receivable from Broker

In the normal course of business, substantially all of the Company's securities transactions, money balances and security positions are transacted with the Company's broker. The Company is subject to credit risk to the extent that the broker with which it conducts business is unable to fulfill contractual obligations on its behalf.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is recorded using the straight line method over periods ranging from 3 to 7 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is transferred to income. Maintenance and repair costs are expensed as incurred.

2. Summary of Significant Accounting Policies (continued)

Security Transactions and Related Investment Income and Expense

Security transactions (and related commision revenue and expense) are recorded on a trade date basis. Interest income is recorded on the accrual basis.

Income Taxes

The Company is organized in the United States and files a federal tax return, and where applicable, state and local income tax returns. Income taxes are accounted for using the liability method. Under this method, income taxes are provided for taxes currently payable and those deferred due to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis.

The Company recognizes the effect of income tax positions only when they are more likely than not of being sustained. At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to 2008.

Subsequent Events

Management has evaluated subsequent events for disclosure and/or recognition in the statement of financial condition through the date that the financial statement was available to be issued, which date is February 27, 2012.

3. Furniture and Equipment

The classes of furniture and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Furniture	$ 88,036	$ 49,457	$ 38,579
Equipment	125,729	104,831	20,898
	$ 213,765	$ 154,288	$ 59,477

4. Related Party Transactions and Commitments

The Company has a payable of $44,723 due to the Parent at December 31, 2011. This amount represents reimbursable costs for lease payments on the Company's office as of December 31, 2011. The Company also has a receivable from Meeschaert Financial Services, LLC, an affiliate for expenses paid on the latter's behalf.

The lease provides for monthly payments of $5,000 which expired and renewed for another year on April 1, 2011.

5. Concentration of Credit Risk

Financial instruments that subject the Company to concentrations of credit risks consist of its cash and receivable from broker. The Company maintains its cash accounts with qualified financial institutions. The Company's management monitors the financial condition of the broker and does not anticipate any losses from the counterparty.

6. Off-Balance Sheet Risk

In the normal course of business, the Company executes, as an agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers, brokers and dealers that are members of regulated exchanges. The Company does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

7. Capital Stock

The Company is authorized to issue 20,000 shares of preferred stock with no par value. No preferred stock is issued or outstanding.

8. Income Taxes

Deferred income taxes relate to the differences arising from the different accounting methods for financial reporting and the income tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The primary temporary differences are net operating losses. The Company has recorded a deferred tax asset based on its net operating loss carry forward.

8. Income Taxes (continued)

The Company's net deferred tax asset is summarized as follows:

Gross deferred tax asset	$438,596
Valuation allowance	(438,596)
Net deferred tax asset	$ -

Realization of deferred tax assets is dependent upon future taxable income, the timing and amount of which are uncertain. The Company recorded a full valuation allowance against its deferred tax asset.

9. Litigation

Arbitration was commenced on December 10, 2010 by Loic Lamoureux, former President and Chief Compliance Officer of the Company before FINRA entitled Loic Lamoureux v. the Company, Meeschaert Financial Services, LLC (MFS) and Meeschaert Corporation (the "Parent", collectively "the Respondents"). In his Statement of Claim, Mr. Lamoureux alleges that Respondents are liable for breach of a Stock Purchase Agreement ("SPA") dated November 2, 2007 between the Parent and Mr. Lamoureux and breach of the covenant of good faith and fair dealing in connection therewith, breach of the Employment Agreement between the Company and Mr. Lamoureux dated November 2, 2007 and breach of the covenant of good faith and fair dealing in connection therewith, and violations under the New York State Labor Law Section 193, for failure to pay wages, and Section 740, for retaliation and for defamation in connection with the termination of his employment. Mr. Lamoureux seeks a total of $2,100,000 in compensatory damages plus punitive damages, attorneys' fees and costs. On April 21, 2011, the Parent voluntarily submitted to arbitrate Mr. Lamoureux's claims against it. MFS, which is not a FINRA member, did not submit to FINRA jurisdiction and therefore is not a party to the arbitration.

9. Litigation (continued)

The Company terminated Mr. Lamoureux's employment for Cause on May 10, 2010, as that term is defined under the Employment Agreement. The Respondents have asserted defenses including that the Company is not a party to the SPA. The outcome of any litigation is inherently uncertain and counsel is unable to make a determination regarding any possible material adverse effect this may have on the Company's financial position, liquidity or results of operations. Counsel for the Company is not able to express an opinion on the ultimate outcome of the matter, however, the Company believes the suit is without merit and intends to vigorously defend its position.

Discovery closed on December 15, 2011. Arbitration hearings are scheduled for March 20 through March 23, 2012.

The Parent has agreed to fund all legal fees and related costs related to these actions. During 2011, total legal fees incurred amounted to $383,950. Management and the Parent have determined that $191,975 relate to the action against the Company and accordingly has recorded a charge to legal fees expense and a deemed contribution of capital from its Parent in the accompanying statement of financial condtion.

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